Exhibit 21.1

List of Subsidiaries

Name	Country of Incorporation

CASIX Inc.	People’s Republic of China
Casix Pte. Ltd.	Singapore
FBN New Jersey Manufacturing, Inc.	Delaware, United States of America
Fabrilink SEZC	Cayman Islands
Fabrinet China Holdings Ltd.	Mauritius
Fabrinet Co., Ltd.	Thailand
Fabrinet Pte., Ltd.	Singapore
Fabrinet UK Ltd.	United Kingdom
Fabrinet USA, Inc.	California, United States of America
Fabrinet West, Inc.	California, United States of America
Fabritek, Inc.	California, United States of America
Fabrinet Israel Ltd.	Israel